

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 17, 2017

Michael W. Hawkins
Chief Financial Officer
Omni Health, Inc.
5966 W 16th Avenue
Hialeah, Florida 33012

      Re: Omni Health, Inc.
              Form 10-K for Fiscal Year Ended April 30, 2016
              Filed November 25, 2016
              Form 10-Q for Quarterly Period Ended October 31, 2016
              Filed February 1, 2017
              File No. 333-195397

Dear Mr. Hawkins:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2016
Statements of Cash Flow, page F-6

1. For fiscal 2016, you reported a financing cash inflow of $441,405 from the issuance of common stock. This appears to be a noncash transaction related to Stock Based Compensation expense that should not be reported as a financing activity. Please advise.

Form 10-Q for Quarterly Period Ended October 31, 2016
General

2. We note your acquisition of Malecon Pharmacy Inc. in a stock exchange agreement. It appears this transaction should be recorded as a reverse acquisition, as it appears the shareholders of Malecon received a controlling interest in the transaction. Refer to ASC 805-10-55-11 through 15. In connection with this, it appears the asset line item on the

balance sheet at October 31, 2016 "Cost basis investment" is not appropriate in the circumstances. Please advise.

Statements of Cash Flows, page 6

3. The following appear to be noncash transactions that should not be reported in the statement:

   • For fiscal 2017, you reported an investing cash outflow titled "Net cash received from acquisition" that appears to be associated with the noncash acquisition of Malecon.
   • From information in your filing it appears the amounts in fiscal 2017 for "Acquisition of property, plant and equipment" in investing activities and all of the items in the financing activities section represent noncash transactions.

   Please advise.

Notes to Condensed Consolidated Financial Statements
Note 10 - Discontinued Operations, page 13

4. We note the $1,081,173 reported on the income statement for fiscal 2017 as "Net income from Discontinued Operations" includes a gain of $1,078,457 in regard to the exchange of your VitaCig operations to mCig for your common stock held by mCig. This appears to be a transaction that should be reported as a capital transaction in the equity section of the balance sheet. Please advise.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure